SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 3 )*

                  SEAMAN FURNITURE COMPANY, INC.
     _______________________________________________________
                         (Name of Issuer)

                             COMMON STOCK
     _______________________________________________________
                  (Title of Class of Securities)

                              812163301
     _______________________________________________________
                          (CUSIP Number)

                          Kim Z. Golden
                     Executive Vice President
                T. Rowe Price Recovery Fund, L.P.
                      100 East Pratt Street
                    Baltimore, Maryland 21202
                           410-345-6703
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           July 14, 1997
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND, L.P.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1597562

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
      NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number of      7    SOLE VOTING POWER            967,900 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       967,900 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     967,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14   TYPE OF REPORTING PERSON*

     PN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund Associates, Inc.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND ASSOCIATES, INC.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)
                                                          (b)
     NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER            967,900 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       967,900 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       967,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14   TYPE OF REPORTING PERSON*

     CO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery
Fund,L.P.


Item 1.   Security and Issuer.

          This Amendment number 3 to Schedule 13D relates to the Common Stock, par value $.01 per share (the Common Stock ), issued by Seaman Furniture Company, Inc., a Delaware corporation
(the  Company ).

          This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the Exchange Act ). This Amendment further amends a Schedule 13D, dated April 22, 1993, as subsequently amended thereafter (the Original Schedule 13D ).

          Except as amended hereby, the responses in the Original
Schedule 13D remain unchanged.

Item 2.   Identity and Background.

          (a) This amendment statement is filed by: (i) T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership
( Recovery Fund ) and (ii) T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ( Recovery Associates ) as the Reporting Persons hereunder and filing jointly. The Reporting Persons previously reported information on the Original
Schedule 13D, filing jointly with M.D. Sass Associates Inc. and persons related to or affiliated with M.D. Sass Associates Inc. (collectively, M.D. Sass and Affiliates ). This amendment is made solely by Recovery Fund and Recovery Associates as the Reporting Persons named herein.

Item 4.   Purpose of Transaction.

          As previously reported, the Reporting Person together with M.D. Sass and Affiliates and Carl Marks Strategic Investments and related or affiliate persons ( Marks and Affiliates ) continue to be among the largest shareholders of the Company. The Reporting Persons might be deemed to share in the control of the Company, although the existence of such control has been and continues to be disclaimed hereby. Kim Golden, Executive Vice President of Recovery Associates, is a director of the Company and as such may be deemed to participate, together with other members of the Board of Directors and management, in the control of the Company.

          The Reporting Persons, together with M.D. Sass and Affiliates and Marks and Affiliates (collectively, the Participating Funds ) and members of senior management of the Company, including Alan Rosenberg, Steven Halper and Peter McGeogh (the Participating Executives ), presented a proposal to the Company's Board of Directors on July 8, 1997 to acquire, through a merger transaction, the approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons for $24.00 per share in cash (the Merger Proposal ). The Merger Proposal is subject to certain conditions, including, among other things, approval by a special committee of the Company's Board of Directors, obtaining acceptable financing, and the negotiation of a mutually acceptable merger agreement. Accordingly, there can be no assurance as to whether the proposed transaction will be consummated or as to the possible timing or terms thereof.

          Except for the Merger Proposal, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D. However, in his capacity as a director of the Company, Mr. Golden, as a matter of ordinary course, necessarily will consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the Board of Directors, Mr. Golden intends to act thereon in accordance with his judgment at the time.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, the Recovery Fund owns beneficially [967,900] shares of Common Stock, constituting approximately [21.3%] of the [4,536,839] outstanding shares of the Company. Such shares may be deemed also owned beneficially by Recovery Associates in its capacity as the General Partner.

          By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons own beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: [967,900] shares representing [21.3%] of the shares of the Company.

          By reason of the Merger Proposal, the Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Exchange Act, with the Participating Funds and the Participating Executives and therefore to share beneficial ownership, within the meaning of Rule 13d-1 under the Exchange Act, of the shares of Common Stock beneficially owned by such persons. To the knowledge of the Reporting Persons, based upon
Schedule 13D or 13G filings (with respect to the Participating Funds) and information furnished by the Company (with respect to the Participating Executives), on the date hereof such persons beneficially owned the amounts of Common Stock respectively indicated below:

          Party(ies)               No. of Shares
     M.D. Sass and Affiliates      1,726,361 shares
     Marks and Affiliates          938,050 shares
     Participating Executives      705,752 shares
                                   (including shares subject to
                                   stock options)

The Reporting Persons disclaim the existence of a group with the foregoing persons with respect to any matter other than the Merger Proposal. This Schedule 13D is filed solely on behalf of the Reporting Persons named herein and not with respect to any of the Participating Funds or Participating Executives.

          (c) By reason of the Merger Proposal, the Reporting Persons may be deemed to have acquired shared beneficial ownership of the shares of Common Stock owned by the Participating Funds and the Participating Executives on or about July 8, 1997. Except as aforesaid, there were no transactions in the Common Stock by any of the Reporting Persons during the past sixty (60) days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Reference is made to Item 4 hereof for a description of the Merger Proposal involving the Reporting Persons. Pursuant to a letter agreement, certain of the Reporting Persons, together with the Participating Funds and Participating Executives, have retained Wheat First Butcher Singer as a financial adviser in connection with such Proposal.

                            SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              T. ROWE PRICE RECOVERY FUND, L.P.

                              By:  T. Rowe Price Recovery
                                   Associates, Inc., its General
                                   Partner


                              By:
                                   Kim Z. Golden,
                                   Executive Vice President



                              T. ROWE PRICE RECOVERY ASSOCIATES,
                              INC.


                              By:
                                   Kim Z. Golden,
                                   Executive Vice President


Dated July 15, 1997